EXHIBIT 99.1

For Immediate Release, January 9, 2012

CP EXECUTING ON CLEAR PLAN TO ACHIEVE LOW 70s OPERATING RATIO AS QUICKLY AND EFFICIENTLY AS POSSIBLE

Company Sends Open Letter to Shareholders

CALGARY, 01.09.12 – Canadian Pacific (TSX: CP) (NYSE: CP) today sent a letter to its shareholders from John Cleghorn, Chairman of the Board of Directors.  Highlights of the letter include:

•	CP has a Multi-Year Plan verified and endorsed by the Board of Directors to drive volume growth, expand the network and control costs
•	Board fully supports CEO and management team
•	Pershing Square advocating change in management, but has not presented any detailed, credible plan
•	Pershing Square does not fully take into account structural differences between CP and peers as well as rising annual pension costs associated with CP’s legacy pension plans
•	Pershing Square suggests unrealistic operating ratio reduction at pace never before achieved by any railway management team
•	Board open to views of shareholders and encourages Mr. Ackman to accept offer to join CP Board and participate with full knowledge of the facts in execution of CP’s Multi-Year Plan

The full text of the letter is below:

9 January 2012

Dear Fellow Shareholder:

I am writing to provide you with an update on Canadian Pacific’s Multi-Year Plan and certain developments affecting your investment in the company.  CP’s Multi-Year Plan has three key elements – driving volume growth, expanding network capacity to safely and efficiently support higher volumes and controlling costs.  CP’s management team is aggressively executing on the company’s Multi-Year Plan and has the full support of the Board of Directors. The Board is working closely with management and monitoring the company’s performance and will continue to hold CP’s President and Chief Executive Officer, Fred Green, and CP’s senior management, fully accountable for delivering on the Multi-Year Plan.  This plan has been specifically designed to generate the best possible operational and financial results from CP’s unique assets and circumstances.

The Board is confident in CP’s ability to reach an operating ratio (“OR”), or operating expenses as a percentage of revenue, in the low 70s in the next three years.  We will not stop there – as we achieve our goals, we will set new targets.

As early as 2010, the results of management’s execution against the Multi-Year Plan could be seen in a four hundred basis point improvement in OR.  The company responded to an economic rebound that exceeded both CP’s and our customers’ expectations by a significant margin, handling an unprecedented 17% increase in workload.  Our 2011 actions have included increasing our locomotive fleet and manpower to improve reliability for customers, and position ourselves for future growth.  Today, as management continues to execute on the Multi-Year Plan, we expect to deliver meaningful improvements in CP’s financial performance starting in the first quarter of 2012.

CP has a strong management team and an independent Board made up of directors with extensive experience in railroads, energy, natural resources, food and agriculture, law, government, banking and finance.  CP recently announced the addition of Tony Ingram and Ed Harris, both seasoned railroad executives, to the company’s Board.  In Pershing Square’s letter to CP dated January 3, 2012, Pershing Square agreed “wholeheartedly” with the decision to add Mr. Ingram and Mr. Harris to the Board, stating that “they both bring valuable railroad industry expertise.”

Mr. Ingram and Mr. Harris, who between them have over 80 years of railroad experience, including senior operating experience at four of the seven Class I railroads in North America, will join the Safety, Operations and Environment Committee, chaired by Tim Faithfull.  The Committee is tasked by the Board with monitoring progress against management’s Multi-Year Plan.

Mr. Ingram has told the Board, “I believe Fred Green and his management team have developed a well thought out plan to improve CP’s OR and I look forward to the opportunity to work closely with management to ensure that the plan is executed with appropriate accountability.”

The Board takes all suggestions from shareholders seriously and has carefully considered Pershing Square’s demand that CP replace the company’s Chief Executive Officer with Hunter Harrison, age 67, who retired from his position as President and Chief Executive Officer of Canadian National Railway on December 31, 2009.  Having considered Pershing Square’s demand, the Board came to the unanimous conclusion that replacing the company’s Chief Executive Officer, and thereby jeopardizing the successful execution of the Multi-Year Plan, is not in the best interests of CP or its shareholders.

As part of its evaluation of Pershing Square’s demand, the Board took into account the fact that CP’s Multi-Year Plan is well underway and producing results, together with Pershing Square’s statement that Mr. Harrison has no detailed plan to improve CP’s operating performance.  In addition, Pershing Square stated that Mr. Harrison would only begin to develop a detailed plan over a number of months.  Despite the absence of a credible, detailed plan, Pershing Square has stated to CP that an improvement in OR from 78 in 2010 to 65 in 2015 is achievable.  This pace of improvement, from this starting point, has never been achieved by any railway management team.

The Board also noted that Pershing Square’s presentation to CP on November 2, 2011 was predicated on a number of simplistic assumptions regarding the company.  While the presentation only provided hypothetical mathematical examples of the effects of speculated improvements on operating metrics, Pershing Square did not provide a credible, detailed plan to improve CP’s operations or make any concrete suggestions – either in the presentation or in subsequent discussions.  Pershing Square fails to take into account the structural differences that exist between CP and its peers, as well as the rising annual pension costs associated with its legacy pension plans.  CP's Multi-Year Plan and its low 70s OR target take these factors into account.

As Ed Harris, who has served as Executive VP of Operations for both CP and CN, has told the Board, “It is a mistake to underestimate the differences between the infrastructure of CP and CN.  On the one hand, in CN you have a railroad that was built by Canadian taxpayers with twice the proportion of sidings and double track and that therefore benefits from significantly enhanced operating flexibility.  On the other hand, CP has to contend with greater geographic challenges.  I am pleased to see significant improvement in CP’s operating metrics as a result of planned initiatives.”

We are focused on continuously improving service reliability, asset velocity, cost savings, productivity and achieving the financial flexibility necessary to increase shareholder value.  Coming out of the 2008-2009 recession, CP accelerated its multi-year capital investment program, which we believe will materially enhance productivity, reduce costs and provide the quality service and network capacity to fully capitalize on market opportunities.  As part of this plan, in the fall of 2010 the Board approved a four-year capital investment program of over $400 million to expand and improve the efficiency, flexibility, capacity and safety of our network.  This included constructing additional passing sidings to facilitate our longer train strategy in the Western Corridor, North Line and the U.S. Midwest.

In addition, we are revitalizing operating information technology systems to better manage our assets and service levels and to seamlessly interface with our customers.  We expect these system upgrades to position CP to achieve labour efficiencies, improve asset management and provide better shipment visibility to all parties.  We are also driving forward with our plans to apply predictive technologies in field operations to reduce costs, enhance supply chain transparency and increase operational efficiency.

CP’s market development efforts are a core component of achieving the target of a low 70s OR within the next three years, especially given that rising pension expense is anticipated to offset a majority of operating cost reductions in the near term.  Growing volume demands positive and innovative relationships with customers and supply chain partners.  Similarly, constructive and collaborative relationships with municipalities, provincial, state and federal governments and First Nations have allowed for the fast and cost-effective implementation of major expansion projects such as the recent multi-year “Western Corridor Expansion Program.”  CP’s management team has particular strengths in the area of relationship development.  Our long-standing relationships with customers, government and regulatory officials, and members of the communities in which we operate are built on trust and mutual respect.

CP shareholders have benefited – and will continue to benefit – from the long-term contracts that management has negotiated with industry-leading companies.  Innovative products and partnerships with new customers have opened new opportunities such as long-haul full train loads of ethanol and oil.

We are highly focused on delivering results through the implementation of our Multi-Year Plan, which includes specific targets reflecting enhanced asset velocity, labour productivity and capacity utilization.  As illustrated at our 2011 Investor Day, our Multi-Year Plan will leverage our planned investments in the network and use of distributed power technology to increase the productivity of our Vancouver export coal and potash trains by more than 15%.  In doing so, we will reduce the total number of trains required to service these two core business segments and associated crew costs.  In addition to labour savings, these longer trains are more fuel-efficient and reduce track wear.

In the instance of export coal, we anticipate moving two-thirds of our largest customer Teck’s planned growth within existing train starts driving further productivity improvements.  Similar plans are in place to lengthen transcontinental Intermodal trains, where we are projecting an 11% increase in train lengths as we absorb incremental volume on existing train starts.

At the same time we have taken actions to enhance our financial flexibility to support the execution of our plan.  We have proactively managed debt maturities, utilized debt capacity to pre-fund required pension contributions to enhance near-term cash flow, and have been pursuing a wide range of opportunities to monetize certain non-core assets.

The Board’s overriding responsibility is to act in the best interests of the company, and we believe that Pershing Square’s repeatedly stated agenda of management change would be detrimental to the company and its shareholders.

The Board is confident in its approach and has welcomed the investment of a new, significant shareholder.  This was evidenced when, only three business days after Pershing Square filed its initial 13D with the U.S. Securities and Exchange Commission on October 28, 2011, both the Chairman of the Board and the Chief Executive Officer of CP met in person with Bill Ackman and two other representatives of Pershing Square.  On December 11, 2011, the Nominating Committee met with Bill Ackman and shortly thereafter offered him a seat on the Board.  Over the course of the ten week period since October 28, 2011, there have also been subsequent in-person and telephonic discussions between members of the CP Board and representatives of Pershing Square, in addition to numerous discussions between CP’s financial and legal advisors and advisors to Pershing Square.

CP is focused on delivering significant value for all shareholders by executing on its publicly stated Multi-Year Plan to achieve a low 70s operating ratio in the next three years.  We reiterate our offer to have Mr. Ackman join our Board so that a constructive board-level dialogue based on all the relevant facts and information can commence.

On behalf of the Board of Directors, we appreciate the continued interest and support of all CP shareholders.

Sincerely,

/s/ John E. Cleghorn

John E. Cleghorn
Chairman of the Board

Advisors

Morgan Stanley & Co. LLC and RBC Capital Markets Corporation are serving as CP’s financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Fasken Martineau DuMoulin LLP are serving as CP’s legal advisors.

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated operating ratios and financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties. Forward-looking statements are not guarantees of future performance. Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

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